Exhibit 16.1

June 29, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7561

Commissioners:

We have read the statements made by Hancock Fabrics, Inc. (the "Company") which were provided to us and which we understand will be filed with the Securities and Exchange Commission pursuant to Item 4.01 of Form 8-K, as part of the Company's Current Report on Form 8-K dated June 25, 2007. We agree with the statements concerning our Firm in Item 4.01(a) of such Form 8-K. We have no basis whatsoever on which to agree or disagree with any other statements made in such Form 8-K. Specifically, we have no basis whatsoever on which to comment on (i) the current status of the six material weaknesses disclosed in the Item 4.01 Form 8-K of the Company or (ii) the remediation efforts related to such material weaknesses.

Yours truly,

/s/ PricewaterhouseCoopers LLP
Atlanta, Georgia